SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel
Participações S.A.

Report of Independent Public Accountants on the Special Review of Quarterly Information

March 31, 2003

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON THE SPECIAL REVIEW

(Convenience translation into English from the original previously issued in
Portuguese.)

To the Shareholders and Board of Directors of
Embratel Participações S.A.
Rio de Janeiro - RJ

1.       We have made a special review of the quarterly report of EMBRATEL
         PARTICIPAÇÕES S.A. (a Brazilian corporation) and subsidiaries (company and consolidated), for the quarter ended March 31, 2003, prepared under the responsibility of the Company's management, in accordance with accounting practices adopted in Brazil, which includes the balance sheets, the related statements of income and the report on performance.

2.       Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors -
         Ibracon, together with the Federal Accounting Council, and comprised:
         (a) inquiries of and discussions with Company's Management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and
         (b) review of information and subsequent events that had or might have had significant effects on the financial position and operations of the
         Company and subsidiaries.

3.       Based on our special review, we are not aware of any material modification that should be made to the information contained in the quarterly report referred to in paragraph 1, for it to be in accordance with accounting practices adopted in Brazil and presented in accordance with standards laid down by Brazilian Securities Commission (CVM), specifically applicable to the preparation of quarterly information.

4.       The individual and consolidated balance sheets as of December 31, 2002, presented for comparative purposes, were audited by us, and our unqualified auditors' report was issued on March, 17, 2003. The individual and consolidated statements of income for the quarter ended
         March 31, 2002, also presented for comparative purposes, were reviewed by other independent public accountants, and an unqualified special report was issued on May 7, 2002.

Rio de Janeiro, May 6, 2003.

DELOITTE TOUCHE TOHMATSU                                                            Francisco Papellas Filho
Auditores Independentes                                                             Engagement Partner

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002 (In thousands of
Brazilian reais) (Translation of the report originally issued in Portuguese. See
Note 28 to the financial statements.)
---------------------------------------------------------------------------------------------------------------------------------------

                                                              Company                        Consolidated
                                                  -----------------------------     ------------------------------
                                                   March 31,     December 31,        March 31,      December 31,
ASSETS                                   Notes        2003            2002             2003              2002
------                                  -------   ------------    -------------     -------------    -------------

CURRENT ASSETS                                          26,347          49,114          2,878,860        3,164,880
                                                  ------------    -------------     -------------    -------------

Cash and cash equivalents                  12           19,870           20,167           525,999          886,991
Trade accounts receivable                  13                -                -         1,500,861        1,590,996
Deferred and recoverable taxes             14            6,477           28,947           490,960          437,838
Other current assets                                         -                -           361,040          249,055

NONCURRENT ASSETS                                      12,516           12,516          1,530,127        1,496,032
                                                 -------------    -------------     -------------    -------------

Deferred and recoverable taxes             14                -                -         1,207,762        1,185,636
Deposits in court                                       12,516           12,516           280,476          270,011
Other noncurrent assets                                      -                -            41,889           40,385

PERMANENT ASSETS                                     4,728,497       4,717,786          7,974,630        8,184,696
                                                 -------------    -------------     -------------    -------------

Investments                                15        4,728,497        4,717,786           263,422          267,042
Property, plant and equipment              16                -                -         7,599,570        7,795,867
Deferred assets                            17                -                -           111,638          121,787
                                                 -------------    -------------     -------------    -------------

TOTAL ASSETS                                         4,767,360       4,779,416         12,383,617       12,845,608
                                                 =============   ==============   ===============   ==============

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The accompanying notes are an integral part of these financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002 (In thousands of
Brazilian reais) (Translation of the report originally issued in Portuguese. See
Note 28 to the financial statements.)
---------------------------------------------------------------------------------------------------------------------------------------

                                                              Company                    Consolidated
                                                 -----------------------------  -----------------------------
                                                    March 31,     December 31,     March 31,     December 31,
LIABILITIES                               Notes       2003            2002           2003            2002
-----------                              ------- ------------    -------------  -------------   -------------

CURRENT LIABILITIES                                    23,441           46,192      4,265,944       5,032,843
                                                 ------------    -------------  -------------   -------------

Personnel, charges and social benefits                      -                -        106,455         118,075
Accounts payable and accrued expenses       18              -               81      1,626,273       1,680,690
Taxes and contributions                     19              -           22,635        271,000         252,284
Dividends and interest payable on capital   23         23,434           23,466         37,688          37,720
Loans and financing                         20              -                -      1,926,630       2,566,482
Provision for contingencies                 21              -                -         52,761          53,378
Employees' profit sharing                                   -                -         38,649          42,113
Actuarial liabilities - Telos               22              -                -         68,209          63,973
Related party liabilities                   24              -                -          8,065          96,671
Other current liabilities                                   7               10        130,214         121,457

NONCURRENT LIABILITIES                                 13,431           13,431      3,036,681       2,747,000
                                                 ------------    -------------  -------------   -------------
Loans and financing                         20              -                -      2,643,578       2,325,453
Actuarial liabilities - Telos               22              -                -        310,579         338,982
Taxes and contributions                     19         12,516           12,516         55,516          55,557
Sundry credits and other liabilities                      915              915         27,008          27,008
                                                 ------------    -------------  -------------   -------------
DEFERRED INCOME                                             -                -        119,351         121,889
                                                 ------------    -------------  -------------   -------------
MINORITY INTEREST                                           -                -        231,153         224,083
                                                 ------------    -------------  -------------   -------------
SHAREHOLDERS' EQUITY                        23      4,730,488        4,719,793      4,730,488       4,719,793
                                                 ------------    -------------  -------------   -------------
Capital stock paid-in                               2,273,913        2,273,913      2,273,913       2,273,913
Revenue reserves                                    1,912,113        1,912,113      1,912,113       1,912,113
Treasury stock                                        (41,635)         (41,635)       (41,635)        (41,635)
Retained earnings                                     586,097          575,402        586,097         575,402
                                                 ------------    -------------  -------------   -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          4,767,360        4,779,416     12,383,617      12,845,608
                                                 ============    ============== =============   ==============

---------------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002 (In thousands of
Brazilian reais, except for share data) (Translation of the report originally issued in Portuguese. See Note 28 to the financial statements.)
---------------------------------------------------------------------------------------------------------------------------------------

                                                       Company                    Consolidated
                                            -----------------------------  -----------------------------
                                               March 31,     December 31,     March 31,     December 31,
                                     Notes       2003            2002           2003            2002
                                    ------- ------------    -------------  -------------   -------------
GROSS OPERATING REVENUE

Telecommunications services                            -                -     2,181,691       2,371,797
Gross revenue deductions                               -                -      (472,949)       (519,667)
                                            ------------    -------------  -------------   -------------

Net operating revenue                    5             -                -     1,708,742       1,852,130
Cost of services                         6                                                   (1,251,548)
                                            ------------    -------------  -------------   -------------
                                                       -                -    (1,156,074)
                                            ------------    -------------  -------------   -------------

Gross profit                                           -                -       552,668         600,582
                                            ------------    -------------  -------------   -------------

OPERATING REVENUES (EXPENSES)                     9,523          (37,543)      (475,415)       (548,324)
                                            ------------    -------------  -------------   -------------

Selling expenses                         7             -                       (207,109)       (282,658)
General and administrative expenses      8       (1,160)            (780)      (271,877)       (267,155)
Other operating revenues, net                          -               -          3,571           1,489
Equity method results
                                            ------------    -------------  -------------   -------------
                                                  10,683         (36,763)              -               -
                                            ------------    -------------  -------------   -------------

OPERATING INCOME (LOSS)
     BEFORE INTEREST                               9,523         (37,543)        77,253          52,258
Interest income (expense)                9         1,146             967         (8,013)        (98,987)
                                            ------------    -------------  -------------   -------------

OPERATING INCOME (LOSS)                           10,669         (36,576)        69,240         (46,729)
Other non-operating income
(expense), net                          10            29                -       (39,477)          2,071
                                            ------------    -------------  -------------   -------------

LOSS BEFORE TAXES
AND MINORITY INTEREST                             10,698         (36,576)        29,763         (44,658)

Income tax and social contribution
     on profits                         11           (3)             (39)       (12,106)         11,170
Minority interest
                                            ------------    -------------  -------------   -------------
                                                       -                -        (6,989)         (2,952)
                                            ------------    -------------  -------------   -------------

NET INCOME (LOSS) FOR THE PERIOD        23       10,695          (36,615)        10,668         (36,440)
                                            ============    =============  =============   =============

QUANTITY OF OUTSTANDING SHARES
      (IN THOUSANDS)                        332,629,361      332,932,361
                                            ============    =============

NET INCOME (LOSS) PER THOUSAND
      SHARES IN R$                              0.03           (0.11)
                                                ====           ======

The accompanying notes are an integral part of these financial statements.
---------------------------------------------------------------------------------------------------------------------------------------

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF AND FOR THE THREE-MONTH PERIOD ENDED
MARCH 31, 2003 (In thousands, except as indicated otherwise) (Translation of the report originally issued in Portuguese. See Note 28 to the financial statements.)
---------------------------------------------------------------------------------------------------------------------------------------

1. OPERATING OVERVIEW

     Embratel Participações S.A. ("Company") was incorporated in accordance with article 189 of Law No. 9,472/97 - General Telecommunications Law - based on
     Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off from Telecomunicacoes Brasileiras S.A. - Telebras, as approved at the May
     22, 1998 General Meeting of Shareholders. The spin-off was based on an appraisal report as of February 28, 1998.

     The Federal Government sold its interest of 19.26% in Embratel
     Participações S.A., at a public auction at the Rio de Janeiro Stock
     Exchange held on July 29, 1998, to Startel Participações Ltda. (WorldCom).

     Embratel Participações S.A. holds 98.8% of the capital of Empresa
     Brasileira de Telecomunicacoes S.A. - Embratel. Embratel provides international and domestic long-distance telecommunications services in
     Brazil, under the terms of the concession authorized by the Federal
     Government, which will expire on December 31, 2005, and may be renewed for a 20-year term.

     The businesses of the subsidiaries Embratel and Star One S.A. are regulated by Anatel (Agencia Nacional de Telecomunicacoes), which is the regulatory authority for the Brazilian telecommunications industry, pursuant to Law
     No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

     On August 15, 2002, the subsidiary Embratel was granted an undefined term authorization by Anatel to operate Switched Fixed Telephony Services
     (STFC), for local services, in areas equivalent to regions I, II and III of the General Grant Plan ("Plano Geral de Outorgas"), which represents the authorization to operate in domestic territory. The subsidiary Embratel started rendering those services effective in December 2002.

     On November 1, 2000, the subsidiary Embratel incorporated Star One S.A. to manage satellite operations, as the main Brazilian provider of transponders for radio-communication services such as: (i) network services; (ii)
     end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. On the date of incorporation, all terms and conditions related to Brazilian satellite rights and obligations were transferred to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated, renewable for a 15-year term.

2. PRESENTATION OF FINANCIAL STATEMENTS

     The individual and consolidated financial statements were prepared in accordance with accounting practices established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities
     Commission (CVM - Comissao de Valores Mobiliarios).

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

a.       Cash and Cash Equivalents

         Cash and cash equivalents refer to highly liquid temporary investments that will be held until maturity and are recorded at cost, plus interest earned through the balance sheet date, limited to market value, when applicable.

b.       Trade Accounts Receivable

         Trade Accounts Receivable refer primarily to the amounts receivable from long distance domestic and international telecommunication and data services, billed and/or unbilled at the closing dates of the financial statements, through operating telecommunications companies.

         Allowances for doubtful accounts are accrued for receivables for which recoverability is considered doubtful.

c.       Foreign Currency Transactions

         Assets and liabilities denominated in foreign currency are stated at the exchange rate prevailing at the closing dates of the financial statements. Exchange gains or losses are recorded in the income statement, classified as Interest Income (Expense) when incurred. The effects of exchange rate differences are detailed in Note 9.

d.       Investments

         This account refers substantially to investments in subsidiaries, recorded under the equity method. Other investments refer mainly to holdings in satellite companies Intelsat, Inmarsat and New Skies, recorded at acquisition cost, adjusted for any exchange gains or losses and net of provisions for probable losses, when applicable.

e.       Property, Plant and Equipment

         Property, plant and equipment is recorded at cost of acquisition and/or construction, less the accumulated depreciation, monetarily restated up to December 31, 1995.

         The current annual depreciation rates used are calculated on the straight-line method based on the expected useful life of the assets.
         The main rates used are shown in Note 16.

         Expenses for maintenance and repair are expensed as incurred.
         Expenditures for betterment to fixed assets (which increase the utility of the asset or extend the physical life) are capitalized. The interest charges arising from financing of construction in progress are recorded in Property, Plant and Equipment.

         As described in Note 16, fixed assets acquired through leasing contracts are capitalized and the corresponding lease finance is registered as a liability. The liabilities arising from such transactions bear interest and, where applicable, exchange variations.

f.       Deferred Assets

This represents the goodwill associated with the acquisition of Acessonet Ltda., which is being amortized over 5 (five) years (Note 17).

g.       Loans and Financing

         Loans and financing include accrued interest and are updated based on exchange or monetary variation to the balance sheet date, according to the terms of each agreement.

h.       Income Tax and Social Contribution

         Income tax and social contribution on net income are recorded on an accrual basis. Deferred taxes are provided on temporary differences, tax losses and on the negative basis for calculation of social contribution, as described in Notes 11, 14 and 19, based on the assumption of its future realization.

i.       Provision for Contingencies

         The provision for contingencies is updated through the closing dates of the financial statements for losses, according to the nature of each contingency. The basis and nature of the provisions are described in
         Note 21.

j.       Actuarial Liabilities - Telos

         The subsidiaries Embratel and Star One sponsor a separate entity that provides pensions and other post-retirement benefits for their employees (Note 22). Contributions to the plans are determined according to actuarial calculations and recorded on an accrual basis.

         According to CVM Deliberation No. 371 issued on December 13, 2000, actuarial liabilities were integrally recognized in financial statements as of December 31, 2001.

k.       Deferred Income

         This amount is related to the sale of rights of way primarily for fiber optic cables to Brazilian telecommunications companies and other international companies with activities in the Mercosur, and is reflected in results according to the terms of the contracts.

l.       Revenue Recognition

         Revenues from services are recognized using the accrual method of accounting, after deducting an estimate for billing errors or disputes.
         Revenues from international services also include revenues earned under bilateral agreements between the subsidiary Embratel and overseas telecommunications companies. These agreements govern tariffs paid by the subsidiary to the foreign entities for the use of their facilities in connecting international calls billed outside Brazil. Revenues from international calls are recognized monthly as they are made (Note5).

m.       Interest Income (Expense)

         This represents interest and exchange and monetary variations resulting from financial applications, loans and financing obtained and other liabilities subject to updates, which are recognized on an accrual basis.

      n. Employees' Profit Sharing

         The subsidiaries Embratel and Star One have provided for employees'
         profit sharing, calculated based on corporate and individual goals, and payment of which is subject to approval by the General Meeting of
         Shareholders. As determined by Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003, the Company and its subsidiaries reclassified that expense to operational expenses in the statements of income for the period. For comparative purposes, the statements of income for the three-month period ended December 31, 2002 also reflects such reclassification.

      o. Minority Interests

         Refers to the minority shareholder interests in the Embratel and Star
One subsidiaries.

      p. Income (Loss) per Thousand Shares

         Income (Loss) per thousand shares is calculated based on the number of shares outstanding at the balance sheet date.

      q. Use of Estimates

         For consolidation purposes, Management is required to make estimates and assumptions related to the recording and disclosure of assets and liabilities, as well as revenues and expenses, on the consolidated financial statements. Actual results may differ from those estimates.

4. CONSOLIDATION PROCEDURES

     For consolidation purposes, intercompany balances and transactions were eliminated, including items such as intercompany investments, unrealized profits, when applicable, equity adjustments, intercompany income and expense accounts and intercompany balances under short and long-term assets and liabilities. The intercompany investments were eliminated against the respective intercompany shareholders' equity.

     The consolidated financial statements as of March 31, 2003 and December 31,
     2002 include the financial statements of Embratel Participações S.A. and of its direct and indirect subsidiaries, as follows:

                                                             Voting capital stock
                                                      ---------------------------------
                                                                 Direct and/or
                                                               Indirect share (%)
                                                      ---------------------------------
                                                          March 31,     December 31,
                                                            2003            2002
                                                         ----------     ------------
Empresa Brasileira de Telecomunicacoes S.A. - Embratel      98.8            98.8
BrasilCenter Comunicacoes Ltda.                            100.0           100.0
Embratel Americas, Inc.                                    100.0           100.0
Star One S.A.                                               80.0            80.0
Ponape Telecomunicacoes Ltda.                              100.0           100.0
Palau Telecomunicacoes Ltda.                               100.0           100.0
Embratel Clearinghouse Ltda.                               100.0           100.0
Embratel Internacional S.A.                                100.0           100.0
Embratel Uruguay S.A.                                      100.0           100.0
Gollum Investments, Inc.                                   100.0           100.0
Avantis Investments, Inc.                                  100.0               -

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5. NET OPERATING REVENUE
                                                               Consolidated
                                                                 March, 31
                                                           2003           2002
                                                       ----------     ----------
     Voice-
         Domestic long-distance                          954,684      1,119,337
         International long-distance (*)                 226,258        227,854
                                                       ----------     ----------
     Data & Internet -                                 1,180,942      1,347,191
         Corporative and other                           434,743        429,988
         Telecommunications companies                     20,463         20,145
                                                       ----------     ----------
                                                         455,206        450,133
     Other services                                       72,594         54,806
                                                       ----------     ----------

     Total                                             1,708,742      1,852,130
                                                       ==========     ==========

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      (*)  During the first quarter of 2003, the Company adopted the procedure of reporting international long-distance revenues reflecting the amounts payable to foreign administrators (settlement) in the cost of services. Previously, these revenues were being presented net of settlement. Such change aims to align the Company's procedures with the recent changes in the telecommunications industry's practices.
           Although this change does not affect gross profit, and the practice previouly adopted by the Company is in accordance with that of industry, the current procedure is considered as preferential since it facilitates the comparability with other companies of the industry.

           As a result of this change, gross and net international long-distance revenues of the three-month period ended March 31, 2002, as well as the cost of services in the same period, were reclassified, for better comparability purposes.

6. COST OF SERVICES

                                                               Consolidated
                                                                 March, 31
                                                            2003           2002
                                                       ----------     ----------
    Interconnection/facilities                         (788,902)       (909,701)
    Depreciation and amortizatio                       (244,785)       (235,764)
    Personnel                                           (49,543)        (51,861)
    Third-party services (*)                            (58,468)        (45,995)
    Other                                               (14,376)         (8,227)
                                                       ----------     ----------

              Total                                  (1,156,074)     (1,251,548)
                                                     ============    ===========

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    (*) Refers substantially to maintenance of telecommunications equipment and public services (energy).

    The interconnection costs represent charges by the local fixed-line telephone companies for the use of private-circuit lines, and interconnection charges paid by the subsidiary Embratel to the three regional fixed-line companies, in accordance with the interconnection regime under Anatel Resolution No. 33, effective since April 1, 1998.

7. SELLING EXPENSES

                                                               Consolidated
                                                                 March, 31
                                                            2003           2002
                                                       ----------     ----------

Allowance for doubtful accounts                        (106,153)       (173,694)
Personnel                                               (56,881)        (59,934)
Third-party services (*)                                (40,834)        (45,109)
Depreciation and amortization                              (911)           (835)
Other                                                    (2,330)         (3,086)
                                                      ----------     -----------

Total                                                  (207,109)       (282,658)
                                                      ==========     ===========

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(*) Refers substantially to marketing, advertisement, advisory and consulting expenses.

8. GENERAL AND ADMINISTRATIVE EXPENSES

                                                               Consolidated
                                                                 March, 31
                                                            2003           2002
                                                       ----------     ----------

Third-party services (*)                                (133,367)      (133,330)
Taxes                                                    (36,744)       (42,866)
Personnel                                                (30,063)       (36,052)
Depreciation and amortization                            (45,894)       (35,854)
Employees' profit sharing                                (13,527)        (8,754)
Other                                                    (12,282)       (10,299)
                                                       ----------     ----------

Total                                                   (271,877)      (267,155)
                                                       ==========     ==========
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(*)  Refers substantially to maintenance of installations, public services, printing and postage of invoices, auditing and consulting expenses.

9. INTEREST INCOME (EXPENSE)

                                                       Company                    Consolidated
                                            -----------------------------  -----------------------------
                                                       March, 31                   March 31,
                                            -----------------------------  -----------------------------
                                                2003             2002          2003            2002
                                            ------------    -------------  -------------   -------------

Interest income-
   Interest on temporary investments              1,146           967           51,731           31,886
   Monetary variation - credit                        -             -              749               45
   Exchange variation - asset accounts                -             -           (4,970)           4,495
                                            ------------    -------------  -------------   -------------

Subtotal                                          1,146           967           47,510           36,426
                                            ------------    -------------  -------------   -------------

Interest expense-
   Interest charges                                   -             -         (109,009)         (92,143)
   Monetary variation - charge                        -             -             (185)          (8,978)
   Exchange variation - liabilities accounts          -             -           53,671          (34,292)
                                            ------------    -------------  -------------   -------------

Subtotal                                              -             -         (55,523)        (135,413)
                                            ------------    -------------  -------------   -------------

Total                                             1,146            967          (8,013)         (98,987)
                                            ============    =============  =============   =============

---------------------------------------------------------------------------------------------------------------------------------------

      In the first quarter of 2003, the Brazilian real valued by 5.10% (devalued by 0.14% in the same period of 2002) against the US dollar, resulting in an exchange variation revenue in the amount of R$53,671 (expense in amount of R$34.292 in the first quarter of 2002) in the period, net of losses on hedge contracts recorded during the period, in the amount of R$152,687
      (R$33,678 in the first quarter of 2002).

10. OTHER NONOPERATING INCOME (EXPENSE), NET

                                                             Consolidated
                                                     -----------------------------
                                                              March, 31
                                                     -----------------------------
                                                         2003             2002
                                                     ------------    -------------
    Revenues -
        Proceeds from sale of permanent assets             3,902               85
       International consortia                               823                -
       Rent of infrastructure to third parties             3,165            2,826
       Other                                                 355            1,049
    Expenses-
        Write-off of permanent assets                     (7,045)          (1,258)
        Sponsorships/cultural incentives (Rouanet Law)    (1,134)            (462)
        Withholding Income Tax on Remittances to Foreign
              Telecommunications Companies (Note 21 c.1.)(39,461)
        Other                                                (82)            (169)
                                                     ------------    -------------

    Total                                                (39,477)         2,071
                                                     ============    =============

11. INCOME TAX AND SOCIAL CONTRIBUTION

      The Company and its subsidiaries are subject to corporate income tax
      (IRPJ) and social contribution on profits (CSSL) on their actual profit, and have chosen to pay such taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts originated from such criteria are higher than those obtained through calculation made based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose (tax balance sheet). The amounts of the prepaid Income Tax and
      Social Contribution are recorded as Income Tax - Estimated and Social
      Contribution - Estimated, and are shown as a deduction from the taxes payable (see Note 19).

      Tax legislation introduced in 1995 (Law No. 8,981) limited the offset of accumulated tax losses and negative calculation basis for social contribution on profits to 30% (thirty percent) of taxable income in each fiscal year. On December 31, 2002, the subsidiary Embratel had R$1,074,621 in tax losses and R$944,547 of negative basis of social contribution (on
      March 31, 2002, R$155,957 in tax losses and R$44,684 of negative basis of social contribution).

      11.1 - Income Tax and Social Contribution Income (Expenses)

      The income tax and social contribution expense is comprised of the current expense for the year, computed in accordance with current tax legislation, and of the deferred expense, corresponding to the effects of the taxes on the temporary differences arising or realized in the year. The deferred income tax and social contribution income for three-month periods ended
      March 31, 2003 and 2002 totals R$8,607 and R$20,030, respectively
      (consolidated), and were calculated on the allowance for doubtful accounts, tax losses, temporarily non-deductible taxes and other expenses, as well as other temporarily non-taxable revenues (Note 14).

      Breakdown of Income Tax and Social Contribution Income (Expenses)

                                                       Company                    Consolidated
                                            -----------------------------  ----------------------------
                                                                      March 31,
                                            -----------------------------------------------------------
                                                2003             2002           2003          2002
                                            ------------    -------------  -------------  -------------
    Current -
         Social contribution                         (1)             (12)        (5,485)        (2,348)
         Income tax                                  (2)             (27)       (15,228)        (6,512)
                                            ------------    -------------  -------------  -------------

    Total current expense                            (3)             (39)       (20,713)        (8,860)
                                            ------------    -------------  -------------  -------------

    Deferred -
         Social contribution                           -                -         2,279          5,300
         Income tax                                    -                -         6,328         14,730
                                            ------------    -------------  -------------  -------------

    Total deferred income                              -                -         8,607         20,030
                                            ------------    -------------  -------------  -------------

    Total                                            (3)             (39)       (12,106)        11,170
                                            ============    =============  =============  =============

---------------------------------------------------------------------------------------------------------------------------------------
      The current income tax and social contribution charge, reported in the statements of income for the three-month periods ended 2003 and 2002, arises substantially from the subsidiary Star One.

      11.2 - Reconciliation of Tax Income (Expenses) with Nominal Rates

      The reconciliation between the income tax and the social contribution, calculated based on the statutory tax rates in relation to the amounts recorded is shown below:

                                                                 Company                    Consolidated
                                                      -----------------------------  ----------------------------
                                                                                March 31,
                                                      -----------------------------------------------------------
                                                          2003             2002           2003          2002
                                                      ------------    -------------  -------------  -------------

Income (Loss) before taxes and minority interest           10,698          (36,576)        29,763        (44,658)
                                                      ------------    -------------  -------------  -------------
Social contribution income (loss) at nominal rate            (963)           3,292         (2,679)         4,019
Rate adjustment to obtain effective rate-
  Social contribution on amortization of goodwill from
   merger                                                       -                -           (595)          (595)
Non-deductible financial charges                                -                -              -         (1,074)
  Sundry permanent additions and exclusions (*)               962           (3,304)            68            602
                                                      ------------    -------------  -------------  -------------

Social contribution benefit (expense) on statement
 of income                                                     (1)             (12)        (3,206)         2,952
                                                      ------------    -------------  -------------  -------------

Income tax income (expense) at nominal rate-               (2,675)           9,144         (7,441)        11,165
Rate adjustment to obtain effective rate-
 Income tax on amortization of goodwill from merger             -                -         (1,653)        (1,653)
 Non-deductible financial charges                               -                -              -         (2,983)
 Sundry permanent additions and exclusions (*)              2,673           (9,171)
                                                      ------------    -------------  -------------  -------------
                                                                                              194          1,689

Corporate income tax credit (expense) per
statement of income                                            (2)             (27)        (8,900)         8,218
                                                      ------------    -------------  -------------  -------------

Income tax and social contribution on profits                  (3)             (39)       (12,106)        11,170
                                                      ============    =============  =============  =============

---------------------------------------------------------------------------------------------------------------------------------------
      (*)Sundry permanent additions and exclusions at the Parent Company are substantially related to equity method results on investments.

      The provision for income tax was accrued based on taxable income at the rate of 15%, plus the additional 10% foreseen in the law. The social contribution was calculated at the rate of 9%.

12. CASH AND CASH EQUIVALENTS

                                                     Company                    Consolidated
                                           ---------------------------  ----------------------------
                                             March 31,     December 31,   March 31,    December 31,
                                               2003           2002          2003          2002
                                           ------------  -------------  -------------  -------------
Cash and bank deposits                              83              33        230,390        268,837
Foreign short-term investments                       -               -         62,698        292,164
Marketable securities                           19,787          20,134        232,911        325,990
                                           ------------  -------------  -------------  -------------

Total                                           19,870          20,167        525,999        886,991
                                           ============  =============  =============  =============

      Marketable securities are represented primarily by fixed income bonds. The investments abroad are funded from mutual traffic revenues received from international operators and invested in short-term financial applications.

13. TRADE ACCOUNTS RECEIVABLE

                                                                     Consolidated
                                                           ---------------------------
                                                             March 31,     December 31,
                                                                2003           2002
                                                           ------------  -------------

Voice services                                                2,729,216     2,676,977
Data, telecom operators and other services                      588,316       585,377
Foreign administrators                                          279,183       319,126
                                                           ------------  -------------
Subtotal                                                      3,596,715     3,581,480
Allowance for doubtful accounts                              (2,095,854    (1,990,484)
                                                            -----------  -------------

Total                                                         1,500,861     1,590,996
                                                            ===========  =============

      The Company constantly monitors its accounts receivables past due. An allowance for doubtful accounts is recognized as from the first day after maturity, and is gradually increased to reflect any deterioration in recoverability with the aging of receivables. The balance of the allowance for doubtful accounts as of March 31, 2003 and December 31, 2002 refers substantially to provisions for amounts over 120 days past due on voice services.

      During 2002 and 2003, the Company continued making significant investments in measures to improve its collection rate and also continued to manage calls more aggressively so as to ensure that non-payers were prevented from using its network. These investments have resulted in a decrease in doubtful accounts charges. In the first quarter of 2003, such charges decreased by approximately R$67,000, as compared to the same period in
      2002.

      During 2002, the Company signed co-billing agreements with local phone service providers. This consists of invoicing customers for services rendered by the subsidiary Embratel on the same bill which is used by the local phone company to charge for its own services. Co-billing is a billing alternative which the subsidiary Embratel offers to its customers to make the payment easier, and may also contribute to improve collections as the procedure is more widely implemented.

14. DEFERRED AND RECOVERABLE TAXES

                                                     Company                    Consolidated
                                           ---------------------------  ----------------------------
                                             March 31,     December 31,   March 31,    December 31,
                                               2003           2002          2003          2002
                                           ------------  -------------  -------------  -------------
Deferred tax assets-
 Provision for write-off of
  Property, plant and equipment                      -               -         15,848         17,732
Tax losses                                           -               -        268,655        269,779
Negative basis of social contribution                -               -         85,009         85,414
  purposes
Allowance for doubtful accounts                      -               -        712,590        676,765
Goodwill on the acquisition of investment            -               -         24,726         26,974
Cofins/PIS - temporarily non-deductible          1,872           1,872         30,402         30,402
Other deferred taxes (provisions)                    -               -        150,720        145,444
Withholding income tax (IRRF)                    4,527          26,979         96,543         75,012
Recoverable income tax/social contribution          78              96          8,708         15,133
Value-added goods and services tax - ICMS            -               -        268,972        262,564
Other                                                -               -         36,549         18,255
                                           ------------  -------------  -------------  -------------

Total                                            6,477         28,947       1,698,722      1,623,474
                                           ===========   ============   =============  =============

Current                                          6,477         28,947         490,960        437,838
                                           ===========   ============   =============  =============

Noncurrent                                           -             -        1,207,762      1,185,636
                                           ===========   ============   =============  =============

      As part of the agreement for the sale of a minority shareholding in the subsidiary Star One S.A., in January 2001, SES Participações Ltda. (the
      Brazilian subsidiary of the new minority shareholder) was merged into Star
      One S.A. Deferred Income Tax and Social Contribution credits (Assets), in the amount of R$24,726 as of March 31, 2003 (R$26,974 as of December 31,
      2002) resulted from that merger, and were recognized in Star One's financial statements as a deferred asset and with a corresponding credit to a special reserve for goodwill in the shareholders' equity of the referred subsidiary, as foreseen in article 6 of CVM Instruction No.
      319/99.

      Deferred taxes were recorded based on the assumption of future realization, as follows:

a.       Tax losses and negative basis will be compensated at the limit of 30% of the taxable income in each period.

b.       Goodwill on investment: recovery will occur proportionally to the amortization of the goodwill from the subsidiary Star One, in a 5-year term.

c.       Other temporary differences: realization will occur with the payment of accrued provisions and the actual write-off of underlying doubtful accounts.

      In July 2002, CVM Instruction No. 371 was issued, establishing cumulative conditions for recording and maintenance of deferred assets arising from temporary differences and tax losses and negative basis of social contribution, as follows:

o         Presentation of historical profitability through generation of taxable income in, at least, three of five tax periods, or presentation of actions implemented for generation of taxable income in the future;
          and

o         Presentation of expectation of generation of taxable income in the future. The projected income has to be discounted to present value based on the expected term for realization, supported by a study which demonstrates the realization of the deferred tax assets over a maximum term of ten years.

      Additionally, this Instruction determines that the maintenance of the capitalized amounts must be supported by updated financial projections.

      The Company's financial projections, which were approved by the Company's
      Board of Directors and reviewed by the Company's Fiscal Counsel, indicate the full recovery of the amounts recognized by the subsidiaries within the period defined by this Instruction.

      The referred financial projections correspond to the best Management estimates on the future conditions of the Company. Due to the nature of prospective information and the inherent uncertainties of information based on future events, mainly considering the market which the Company operates, there may be significant differences between the actual results and those shown by the financial projections.

      The table below shows the schedule for realization of deferred fiscal assets recorded in the subsidiary Embratel:

          Year / Period
          April through
          December 2003                     153,000
              2004                          134,663
              2005                          189,105
              2006                          129,657
              2007                          204,339
        2008 through 2010                   443,843

      The Company's Management is monitoring the evolution of deferred assets arising from temporary differences and tax losses and negative basis of social contribution. Hence, the Company is aware that, should future analysis and forecasts indicate that profitability will not be sufficient to recover the full amount of the assets, it may be forced to write off part of the credit recorded. However, some measures have already been or are being taken by the Company's Management in order to make its business return to profitability and, in doing so, to assure the realization of tax credits, among which we highlight:
a.       Better management of services, seeking to improve collectability of revenues and reducing costs associated with high bad debt rates (Note
         13);

b.       Launching of operations in the local telephony market as from December
         2002 (Note 1);

c.       Renegotiation of debt with financial institutions (Note 20); and

d.       Continuing efforts to reduce operational costs.

15.      INVESTMENTS

                                                                     Consolidated
                                                           ---------------------------
                                                             March 31,     December 31,
                                                                2003           2002
                                                           ------------  -------------

Investments - at equity-
 Empresa Brasileira de Telecomunicacoes S.A.                 4,728,487      4,717,805
 Ponape Telecomunicacoes Ltda.                                      10             10
Other                                                                -            (29)
                                                           ------------  -------------

Total                                                        4,728,497      4,717,786
                                                           ============  =============

      The consolidated investments as of March 31, 2003 and December 31, 2002,
      R$263,422 and R$267,042, respectively, refer substantially to interests in international satellite companies.

16. PROPERTY, PLANT AND EQUIPMENT

                                                                                    Consolidated
                                                            ---------------------------------------------------------
                                                                                                         December 31,
                                                                          March 31, 2003                     2002
                                                            ----------------------------------------    -------------
                                              Annual                       Accumulated
                                           depreciation                    Depreciation    Net book       Net book
                                             rates (%)          Cost           (3)           Value          value
                                          --------------  -------------  -------------  -------------   -------------
      Construction in progress                   -              712,794       (756,089)            -          815,705
      Switching equipment                    10.00 (4)        2,032,382       (756,089)    1,276,293        1,290,154
      Transmission equipment               10.00 a 20.00      7,835,403     (3,897,239)    3,938,164        3,996,919
      Buildings and ducts                       4.00          1,285,604       (657,486)      628,118          633,867
      Land                                       -              189,869               -      189,869          189,869
      Other assets-
         Sundry equipments (1)              5.00 a 20.00        594,025       (390,753)      203,272          210,010
         Intangible (2)                                         739,127       (290,043)      449,084          459,637
         Telecommunications                                     622,896       (420,920)      201,976          199,706
         Infrastructure                   --------------  -------------  -------------  -------------   --------------

                Total                                        14,012,100     (6,412,530)    7,599,570         7,795,867
                                                          =============  =============  =============   ==============

(1)        Vehicles, IT infrastructure, furniture and fixtures.

(2)        Software licenses and rights of way.

(3)        On March 31, 2003, fully depreciated assets amount to R$1,980,279 (R$1,701,506 on December 31, 2002).

(4)        The Company  revalued the  depreciation  rates  applicable to switching  equipment and,  consequently,  since January 2003 the referred equipment have been depreciated on a 10% annual rate (7.69% until December 31, 2002).

a.       Assets related to the concession contract

         The concession to provide international and domestic long-distance telecommunications services, as mentioned on Note 1, foresees the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

         As regards the fixed assets considered as reversible, the General
         Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

b. Assets acquired through financial leasing

         In the first quarter of 2002, the Company decided to start capitalizing the assets acquired through financial leasing contracts and to treat the corresponding obligations as liabilities. Therefore, on the date of the adoption of this practice, the accumulated cost of the leased assets was identified, the related accumulated depreciation calculated according to the estimated useful life of the assets, the amount of the corresponding liabilities was determined, and the amounts recorded. The adoption of this practice has not significantly impacted the financial statements.

c. Assets pledged as a guarantee

         As of March 31, 2003, the Company had real estate and other fixed assets, considered as non reversible, in the amount of R$412,091, listed and/or designated as guarantees in judicial claims.

d. Construction of the C-1 Satellite - Star One subsidiary

         In 2002, the subsidiary Star One S.A. signed an agreement for construction of the satellite "C-1". The cost of the project is approximately equivalent to US$126,105, and, according to the original
         32-month schedule, will be concluded in 2005. Based on the agreement, on March 31, 2003, the amount of R$116,536 (R$115,973 on December 31,
         2002) related to the payment of 15% of the total costs estimated for the project, plus other building costs incurred until that date, was recorded under the heading Construction in Progress.

         In November 2002, the subsidiary Star One and the contractor agreed to revise technical specifications of satellite C-1, in order to optimize benefits of this investment. While the final revisions to the specifications are being made, the contractor will work only on the items not affected by possible changes. The final revision proposals for the specifications, including any contractual changes, as well as the schedule previously agreed, are expected by the end of the first semester of 2003.

         The original agreement provides that, if the construction of satellite
         C-1 is cancelled, the subsidiary Star One would be obliged to reimburse the contractor and its sub-contracted parties the costs incurred until the date of cancellation, plus 5% of that amount, after subtracting the payments made.

17. DEFERRED ASSETS

                                                                            Consolidated
                                                                        -----------------------
                                                                        March 31,    December 31,
                                                                           2003         2002
                                                                        ----------    ----------

Goodwill on acquisition of subsidiary                                    202,978        202,978
Accumulated amortization                                                 (91,340)       (81,191)
                                                                        ---------      ---------

         Net book value                                                  111,638         121,787
                                                                        =========      =========

---------------------------------------------------------------------------------------------------------------------------------------
      On July 23, 2001, the subsidiary Acessonet Ltda. was merged into the subsidiary Embratel. As required by CVM Instruction No. 319/99 for cases when goodwill paid is economically supported by forecasted future profits, the subsidiary Embratel transferred the goodwill paid upon the acquisition of Acessonet, in December 2000, to a specific account in deferred charges.

18. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                              Consolidated
                                                                       -------------------------
                                                                        March 31,    December 31,
                                                                           2003         2002
                                                                       ----------    -----------

Suppliers                                                               1,018,331     1,238,376
Foreign administrators                                                    324,720       326,306
Consignment for third-parties/other                                       283,222       116,008
                                                                       ----------    -----------
Total                                                                   1,626,273     1,680,690
                                                                       ==========    ===========

19. TAXES AND CONTRIBUTIONS

                                                             Company                    Consolidated
                                                   ---------------------------  ----------------------------
                                                     March 31,     December 31,   March 31,    December 31,
                                                       2003           2002          2003          2002
                                                   ------------  -------------  -------------  -------------

      Indirect taxes-
          ICMS (value-added tax)                              -             -         60,985         57,479
          PIS/Cofins social/finance contributions)            -            17         24,180         26,583
          PIS/Pasep - in suspension                           -             -        121,671        114,263
          Cofins - judicial deposit in court (increase
            of tax rate from 2% to 3%)                   12,516        12,516         12,801         12,801
          ISS (municipal service tax)                         -             -          8,240          7,786
          Other                                               -             2         13,280         19,113

      Income taxes-
          Income tax on interest on capital                   -        22,601              -         29,213
          Income tax - estimate                               -             6         33,598            306
          Social contribution - estimate                      -             9         11,964            (10)

      Deferred taxes - liabilities-
           Law No. 8,200/91 - supplementary
               Monetary restatement                           -             -         39,797         40,307
      Total                                              12,516        35,151        326,516        307,841
                                                   ============  =============  =============  ==============
      Current                                                 -        22,635        271,000        252,284
                                                   ============  =============  =============  ==============
      Noncurrent                                         12,516        12,516         55,516         55,557
                                                   ============  =============  =============  ==============

      In 1999, the subsidiary Embratel challenged the changes caused by Law No.
      9,718/99 which increased: (a) the taxable revenues for calculation of PIS and COFINS, including financial income and exchange variation and (b) the
      COFINS rate from 2% to 3%. Despite this challenge, the subsidiary Embratel continued to accrue the total amount of the tax liability and made judicial deposits in the period from August 1999 through April 2001.
      Since May 2001, based on jurisprudence, the Company decided to cease making deposits and started paying PIS and COFINS.

20. LOANS AND FINANCING

                                                                              Consolidated
                                                       ----------------------------------------------------------
                                                                                                       December 31,
                                                                        March 31, 2003                     2002
                                                       ------------------------------------------       ---------

                                                        Principal        Interest         Total           Total
                                                        ---------         -------       ---------       ---------
      Financial institutions                            4,460,578         104,001       4,564,579       4,883,135
      Suppliers                                             5,578              51           5,629           8,800
                                                        ---------         -------       ---------       ---------
      Total                                             4,466,156         104,052       4,570,208       4,891,935
                                                        =========         =======       =========       =========
      Current                                           1,822,578         104,052       1,926,630       2,566,482
                                                        =========         =======       =========       =========
      Noncurrent                                        2,643,578               -       2,643,578       2,325,453
                                                        =========         =======       =========       =========

      The loans and financing with financial institutions are primarily denominated in foreign currency. Part of the debt is hedged against devaluation of the Brazilian Real through "swap" operations (Note 26), as described below:

                                             Amount       %           Average cost of debt            Maturity
                                           ----------  -----  ---------------------------------   ----------------
      Current-
         Hedged debt (notional amount)        988,944   51.3            84.67% CDI p.a.            Up to 1.0 year
         Unhedged debt                        937,686         6.99% p.a. in foreign currency (i)   Up to 1.0 year
                                           ----------  -----
                                                        48.7
                 Total short term debt      1,926,630  100.0
                                            =========  =====

      Noncurrent-
         Hedged debt (notional amount)        720,024   27.2            93.86% CDI p.a.            Up to 4.2 years
         Unhedged debt                      1,923,554         8.22% p.a. in foreign currency (i)   Up to 7.4 years
                                           ----------  -----
                                                        72.8
                  Total long term debt      2,643,578  100.0
                                            =========  =====

      Total-
         Hedged debt                        1,708,968   37.4
         Unhedged debt                      2,861,240   62.6
                                           ----------  -----

                  Total debt (ii)           4,570,208  100,0

---------------------------------------------------------------------------------------------------------------------------------------
(i) Various interest rates in different currencies expressed in US Dollar equivalents as if all loans were US dollar denominated. The breakdown of debt by currency appears in item (c) of this note.

(ii) Net of receivable balance originated from hedge contracts - R$141,605 on March 31, 2003.

      The Company's policy is to seek hedges with financial institutions for all new debt with maturity of less than three years. This policy seeks to achieve a balance between preserving cash and protecting results from significant variations on exchange rates.

      The suppliers' financing is foreign currency denominated and refers to purchases of materials and equipment used to enhance domestic and international telecommunication services.

      In March 2003, the renegotiation of part of the loans with some banking institutions became effective, as described in item "f" below. The original characteristics of the renegotiation loans (maturities, interest rates and currencies) remained unchanged until the original maturity foreseen, and then the new terms became effective. Consequently, information disclosed in relation to the average cost of debt, breakdown by currency and noncurrent debt repayment schedules, reflect the status on the balance sheet date, which will be gradually adjusted to the renegotiated terms on the original maturity dates. Specifically in relation to currency, the banking institutions were given the option to swap the currency of the original loans.

      a. Mode/Objective

                                                                                   March 31,      December 31,
                                                                                     2003             2002
                                                                               ---------------  --------------
          Local currency -
              Working capital                                                          629,468               -
              Permanent assets financing -
                  Financial institutions                                                26,745         34,724
                  Suppliers                                                              1,686          1,686
                                                                               ---------------   -------------

                        Total in local currency                                        657,899         36,410
                                                                               ===============   =============

          Foreign currency -
              Working capital                                                        2,104,680      2,766,877
              Permanent assets financing -
                  Financial institutions                                             1,803,686      2,081,534
                  Suppliers                                                              3,943          7,114
                                                                               ---------------   -------------

                        Total in foreign currency                                    3,912,309      4,855,525
                                                                               ===============   =============

       b. Repayment Schedule

           Noncurrent debt is scheduled to be repaid as follows:

                                                                                   March 31,      December 31,
          Year                                                                       2003             2002
         ------                                                                 --------------- --------------

          2004                                                                         728,376      1,087,891
          2005                                                                       1,352,215        544,333
          2006                                                                         273,768        329,214
          2007                                                                         164,937        203,689
          2008 and after                                                              124,282         160,326
                                                                                --------------  --------------
          Total                                                                      2,643,578      2,325,453
                                                                                ==============  ==============

c.   Breakdown by Currency

                                                        March 31, 2003                       December 31, 2002
                                                -----------------------------      ---------------------------------
                                                Exchange rate                      Exchange rate
             Updated by                         (in R$)               Amount       (in R$)                   Amount
           -------------                        -------------      ----------      -------------           ---------
           Real                                     -                 657,899              -                  36,410
           US Dollar                            3.353310            2,519,949           3.533300           2,642,030
           French Franc                         0.561646                                0.568215             251,474
                                                                      242,625
           German Mark                          1.883686               14,391           1.905716              16,246
           Japanese Yen                         0.028421           1,135,344            0.029839           1,945,775
                                                                   ----------                              ---------

           Total                                                    4,570,208                              4,891,935
                                                                    =========                              =========

d.       Guarantees

         Until the date of debt renegotiation, loans and financing operations were guaranteed primarily by promissory notes (though they do not represent real guarantees, these notes are executable instruments in cases of indebtedness) - see item "f" below for information on the new guarantees agreed.

e.       Financial agreement for the construction of satellite - subsidiary Star One

         On April 19, 2002, the subsidiary Star One entered into a financial agreement with BNP Paribas in order to finance 85% of C1 satellite construction costs and 100% of the insurance premium to be paid to
         COFACE ("Compagnie Francaise d'Assurance pour le Commerce Exterieur").
         The total amount is equivalent to US$122,337, with 36 months of grace period and 14 equal and consecutive semi-annual installments, resulting in a 9.5 year contract. During the grace period, the interest rate will be at the sum of the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 5.96% per annum.

         The current agreement foresees the following guarantee clauses:

         e.1.)  during the entire term of the agreement, the subsidiary Star One pledges to keep deposits, in the creditor's services accounts, in an amount in Brazilian reais equivalent to 6 months of the above mentioned loan in US dollars, and to issue a promissory note in favor of BNP Paribas, in the outstanding balance of principal and interest in US dollars. The promissory note has attributable characteristics according to the French Laws. It is a legal instrument that can be executed judicially with the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay the cited amounts, in the case of the subsidiary Star One delays the payments contractually
                scheduled;

         e.2.)  in the event of unavailability of the above mentioned guarantee, there is the guarantee of part of the accounts receivable
                originated from the 10-year term agreement signed between
                subsidiaries Embratel and Star One for the rent of transponders;
                and

         e.3.)  in the event of unavailability of guarantees "e.1." and "e.2.", the subsidiary Embratel, controlling shareholder of subsidiary
                Star One, is unconditionally responsible for paying the
                principal.

      During the term of the agreement, the subsidiary Embratel pledges to hold not less than 51% of the total shares with right of vote of subsidiary
      Star One.

      The first draft should have occurred in August 2002. However, as mentioned in Note 16, the terms of the original agreement for the acquisition of the satellite are being renegotiated with the supplier for changes in technical specifications, in order to optimize performance of satellite
      C-1. Consequently, the building of the satellite and the first draft were postponed in relation to the initial schedule, in order to properly adjust the terms of the original agreement.

f. Renegotiation of debt

           On March 17, 2003, an agreement was reached with some banking institutions to roll over maturing debt, in the amount of R$861,416.

           In April 2003, new contracts were signed, in the amount of R$20,454, raising the renegotiated total amount to US$881,870, of which
           US$730,268 refer to loans which had the repayment dates postponed, some of them with principal to be paid in full and some others with principal to be paid in installments.

           The major conditions of the agreement, on the date of renegotiation, are as follows:

a) Agreements with principal to be paid in full:

              The outstanding balance shall be paid as follows: (i) 20% upon maturity, according to the original agreements, and part of it, equivalent to 10% of the outstanding balance of the loans with principal to be paid in full, with guarantees in the amount of
              US$76,523 given by the subsidiary Embratel or by one of its subsidiaries; (ii) 7 quarterly installments, corresponding to approximately 4.29% of the outstanding balance; and (iii) 50% of the remainder in 2 years after the original maturity date.

b) Agreements with principal to be paid in installments:

              The amortization scheduled according to the original agreements that would occur between the date of renegotiation and June 30,
              2004 will not be made, and the accumulated amount of debt in the period will be divided by the number of future installments provided in the original agreements, which will be duly paid.

c) Interest rates renegotiated:

               Debt by
------------------------------------   ----------------------------------
              Currency:                          Interest Rates:

Loans in US dollars                    Libor + 4% p.a.
Loans in Japanese Yens                 Yen Libor + 4% p.a.
Loans in Brazilian reais               CDI + 4% p.a.

d)            Main guarantees established, which were also extended to all banking institutions with outstanding loan agreements on the renegotiation date with "pari-passu" right of participation in guarantees, include part of the receivables from corporate customers of the subsidiary Embratel, as well as shares and dividends of subsidiary.

e)            The subsidiary Embratel is bound by financial covenants to the creditor banking institutions, on account of the renegotiated agreements, with respect to the following items: the level of debt, minimum earnings before financial result, income taxes, depreciation and amortization ("EBITDA"), and limits for capital expenditures, among other requirements.

21. PROVISION FOR CONTINGENCIES

      In the normal course of business, the subsidiary Embratel is party to legal proceedings and potential discussions, which were or may be raised by competent Authorities, including among others, labor, social security, tax, administrative and civil issues.

      A significant portion of the contingencies discussed below involve complex issues, with unique characteristics applying either to the Company itself or the telecommunications industry, and arise from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

      It should also be noted that most issues discussed below result from procedures followed prior to the Company's privatization, based on instructions issued by government entities at the time.

      Based on the facts currently available and on the legal advisors' opinion, subsidiary Embratel's Management believes that the outcome of a significant portion of present and future claims will be favorable to the
      Company.

      Contingencies which have been evaluated as probable losses are provisioned in the financial statements, as follows:

                                                                                  March 31, 2003  December 31, 2002
                                                                                ----------------  -----------------
    Commercial disputes with third parties (a)                                          16,387              17,268
    Labor claims (b)                                                                    29,874              29,610
    Other judicial claims (f)                                                            6,500               6,500
                                                                                ----------------  -----------------
             Total provision for contingencies                                          52,761              53,378
                                                                                ================  =================

       a.    Commercial Disputes with Third Parties

             Subsidiary Embratel was notified of a decision in an arbitration case administrated by the International Court of Arbitration - ICA,
             Paris, where Embratel and another company were discussing credits and rights deriving from contractual infringements.

             Since the arbitrators decided in favor of the other company, the
             Company accrued a provision in the amount of R$16,387 (R$17,268 on
             December 31, 2002) in its financial statements.

       b.    Labor Claims

             The provision for loss on labor claims amounted to R$29,874 on
             March 31, 2003 (R$29,610 on December 31, 2002). Such amount represents Management's estimate, based on legal advice of probable loss on numerous suits filed by current and former employees.
             Additionally, the Company had unaccrued labor contingencies, on
             March 31, 2003, in the amount of, approximately, R$28,628 (R$27,697 on December 31, 2002) related to those claims for which the probability of loss was estimated as possible by legal counsel, thus no provision was recorded in the financial statements.

             b.1 - INSS (Brazilian Social Security Institute)

             On September 5, 2001, the subsidiary Embratel became aware of an unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS)
             to certain fringe benefits, such as vacation bonus, life insurance, etc. The total amount of the INSS assessment is R$55,000. Having exhausted appeals at the administrative levels, the Company immediately filed a court appeal seeking to cancel this assessment.
             Based on this initial appeal, more than 70% of the credit is currently in suspension, without any requirement for a deposit or guarantee, by force of early relief granted by the Court. The amount of R$22,930, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In light of the good chances of success on the judicial appeal and in view of analyses conducted internally and by the Company's Legal
             Counsel, which have identified a series of mistakes in the calculations of the claims made by INSS, no loss provision was recorded relating to this assessment.

       c.    Tax Contingencies

             c.1 - Withholding Income Tax on Remittances to Foreign
                          Telecommunications Companies

             The subsidiary Embratel regularly makes payments to foreign telecommunications companies to complete international calls that originate in Brazil and terminate in a foreign country (outbound traffic). The Brazilian tax law generally requires Brazilian recipients of services from foreign companies to withhold income tax from payments to such foreign companies for such services.

             However, the Company has never withheld Brazilian income tax from such payments, based on the International Telecommunications
             Convention of Nairobi, Kenya (Nairobi Treaty), dated November 6,
             1982, which is in force in Brazil, having been approved by Decree
             Law No. 55, of October 4, 1989, ratified by Presidential letter of
             January 21, 1990, and promulgated by Presidential Decree No. 70, of
             March 26, 1991.

             As a result, the subsidiary Embratel is required to comply with the
             Administrative Regulation of the International Telecommunication
             Union (ITU), of which Brazil is a member. Accordingly, Management believes that the subsidiary Embratel is under no obligation to withhold income tax on the remittances abroad to telephone operators for payment of international calls originating from
             Brazil, as established in the International Telecommunications
             Regulations approved in Melbourne, Australia, on December 9, 1988.

             On February 8, 1999, the Company made a formal consultation on the matter to the Brazilian Income Tax authorities. In their response of September 3, 1999, the tax authorities claimed that the exemption from the withholding income tax on remittances abroad is applicable only as from October 19, 1998, based on Decree No.
             2,962/99, which approved the Constitution and Convention of the
             ITU. In their reply, the tax authorities also recognized that the withholding income tax on remittances made by the Company to foreign telecommunication operators should comply with Article 7 of the OECD Model. These guidelines are followed by Brazil for bilateral treaties on avoidance of double taxation, wherever doing so does not result in breaches of specific treaties or of
             additional protocol. In October 2000, responding to a request from the Ministry of Communications, the Federal Attorney General's
             Office issued an expert opinion against the applicability of the
             Melbourne Treaty. More recently, in August 2002, the Federal
             Revenue Agency (SRF), responding to a consultation made by another taxpayer, reiterated its opinion on the non remittance of income tax on outbound traffic.

             Upon the aforementioned opinion of the SRF, providing that the non incidence of the withholding income tax would be valid only after
             October, 19, 1998, on December 23, 1999, the Company was assessed by the Federal Revenue Agency (SRF) in the amount of R$410,697 for not withholding income tax on payments made from December 1994 to
             October 1998. Such taxation did not take into consideration the analysis of bilateral double taxation treaties, which was
             specifically mentioned in the income tax authorities' response to the formal consultation made.

             Accordingly, the Company challenged this assessment and submitted its administrative defense, due to the errors presented in the assessment (basis for the calculation of the assessment), and also questioned the applicability of the tax assessment, seeking to obtain a favorable decision from the court.

             Regarding the administrative defense, on September 10, 2002, the
             SRF issued a sentence, still to be reviewed at the second
             administrative level, reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment, as well as the exclusion of payments made to countries supported by bilateral double taxation treaties, according to the orientation given by the
             SRF itself in response to the formal consultation made. On
             September 30, 2002, the Company made the administrative deposit in the amount of R$35,532.

             On January 28, 2003, Embratel was notified by the Federal Revenue
             Agency (SRF) about the need to complement that deposit,
             corresponding to the benefit of reduction of 30% of the judicial charge, based on the understanding of the SRF that it would be due only in case of payment of the tax in debt. On February 7, 2003, the Company made a complementary deposit in the amount of R$3,929.

             On February 3, 2003, Embratel, through its attorneys, communicated the SRF branch that since the decision issued on the administrative level was related only to the calculation basis, the Company was not opposed to that decision. However, Embratel retained its right to discuss this matter in the future, should any changes occur in the understanding originating from the decision at the first judicial level. Moreover, the SRF branch was informed of the
             Company's decision to abstain from transforming the administrative deposit into a judicial deposit, in view of the fiduciary letter which guarantees the entire credit at the judicial level.

             Accordingly, the subsidiary Embratel decided to convert the administrative deposit into a payment, notwithstanding the possible restitution of the amount based on an expected favorable decision by the Court. The Company conservatively recognized the amount of
             R$39,461 as an expense in the income statement in the first quarter of 2003.

             Regarding the court claim filed with the 14th Federal Court of Rio de Janeiro on January 14, 2002, a sentence was issued which revoked the writ of mandamus. However, a fiduciary bank guarantee was presented and the payment of the credit will remain in suspension until the final decision is made. The Company is currently challenging that sentence.

             On December 23, 2002, the Company was notified of a decision by SRF which modifies their previous interpretation on this matter, indicating that withholding income tax is applicable to payments to foreign companies for outbound traffic from the date of the payment. In view of legal precedent that contradicts this new interpretation of the SRF, the Company has challenged this decision at the administrative level.

             Based on the opinion of the Company's Management and Legal Counsel, which considers that the possibility of loss is minimal, no loss provision has been accrued in the financial statements with respect to this dispute.

             c.2 - Income Tax on Inbound International Income

             Based on its legal advisors' opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation, inasmuch as
             Law No. 9,249 of December 26, 1995, did not revoke the exemption established by specific legislation.

             In connection with this matter, in late March 1999, the SRF assessed the Company in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. In late April
             1999, the subsidiary Embratel filed an administrative defense against this assessment that is pending judgment at the first level of the judicial system. On October 24, 2002, the first
             administrative level issued a decision which kept the assessment.
             The Company appealed to the Taxpayers' Council against this decision.

             On June 17, 1999, the subsidiary Embratel was further assessed for nonpayment of income tax on net foreign source income for a part of the year 1998 amounting to R$64,396. The subsidiary Embratel filed an administrative defense contesting this assessment, but it was maintained at the administrative level. The Company requested a writ of mandamus, which was later revoked on September 25, 2002.
             The Company filed suit to challenge this decision, and on December
             12, 2002, the payment was suspended, pending a final decision by the Court.

             The Company has been paying income tax on the net foreign source income since 1998 until the tax dispute is solved.

             The Company's management and its legal counsel consider that the probability of loss in this case is only reasonably possible and consequently no loss provision was recorded in the financial statements. c.3 - ICMS for Services Provided

             Until the introduction of Complementary Law No. 87 of September 13,
             1996 (Official Gazette of September 16, 1996), the Local
             Telecommunication Operating Companies invoiced and collected State
             Value-Added Tax ("ICMS") on Fixed Line Telecommunication Services,
             on a reduced basis equivalent to an effective rate of 13%, in accordance with ICMS Convention No. 27 of March 29, 1994.

             With the above-mentioned Complementary Law entering into effect on
             September 16, 1996, the telecommunications operating companies of the Telebras System were instructed by Telebras to no longer invoice and collect such tax on international outbound telephone traffic.

             Currently, certain state tax authorities are fining local
             telecommunications carriers for non-payment of ICMS related to international traffic.

             The subsidiary Embratel received a number of fines for non-payment of ICMS for services provided, including international services and others, also considered by the Company as partially or entirely exempt or non-taxable. Based on the facts currently available, the
             Company's Management, jointly with its legal counsel, considered the probability of loss on this issue to be remote. The fines concerning facts that may lead to losses, according to the legal counsel, represent a total of approximately R$460,000 as of March
             31, 2003 (R$351,000 as of December 31, 2002). As a result of this evaluation, no provision was recorded in the financial statements.

             In July 2002, the subsidiary Star One was assessed by the ICMS
             (Value Added Tax) tax authorities, in the state of Rio de Janeiro, in the amount of R$236,000. These assessments refer to the ICMS tax on the rental of transponders and on broadband internet services.
             Star One understands that there is no ICMS obligation on the referred services. In addition, the assessments were made
             considering the total amount of the revenue in the trial balance.
             The tax authorities did not consider a number of facts that would reduce the tax base, even if the ICMS was indeed levied on such activities. The subsidiary Star One filed an administrative defense against these assessments are still pending. In view of the nature of those services, the Company believes that it can prevail in its arguments. Due to the interpretation of Company's management and legal counsel, which consider that the possibility of loss is possible, no loss provision was recorded in the financial
             statements with respect to this dispute.

             Meanwhile, the Company is participating in efforts to demonstrate the detrimental economic effects of any such tax being charged on the mentioned services, as well as the indispensability of establishing a tax system more appropriate to the sector.

             c.4 - PIS/Cofins Taxes

             On August 21, 2001, the subsidiary Embratel received two tax claims from the Federal Revenue Service (SRF), totaling R$501,000, including fines and interest, for prior years' PIS/Cofins taxes.

             The first claim, in the amount of R$159,000, is related to PIS charges prior to 1995, which were offset according to Complementary
             Law No. 7/70. In similar cases, both the Taxpayers' Council, and more recently the Federal Court of Justice (STJ), in a decision of its First Section, were favorable to the offset made by the
             Company. The Company filed an administrative defense against this assessment in the first administrative level, but the decision by the SRF branch in Rio de Janeiro maintained the assessment.
             Therefore, the Company appealed this decision before the Taxpayers'
             Council in August 2002.

             The second claim, in the amount of R$342,000, is related to Cofins exemption on the exportation of telecommunication services for revenues through the end of 1999. The subsidiary Embratel believes that these revenues were exempt, based on legal opinions on the legislation in effect at that time. As disclosed in prior periods, there were substantial mistakes in the calculations of the tax auditor. As of July 26, 2002, the decision in the first
             administrative level, the Company's understanding in relation to those mistakes was confirmed, thus the fine was reduced by
             R$220,000. In view of this event, the actual remaining amount is
             R$122,000. Such a decision is being challenged to a higher administrative level. Additionally, contradictory arguments were made in support of the claim, which reflect the lack of basis for the assessment, facilitating the Company's legal defense, and making it likely that the entire case will be dismissed.

             Based on facts and arguments provided, and also on the opinion of its legal counsel, the Company's management evaluated the
             probability of loss in these assessments as remote. Accordingly, no provision was recorded in the financial statements for this matter.

       d.    Other Taxes

             The manner in which Federal, State and Municipal taxes apply to the operations of the Company is subject to several interpretations due to the unique nature of such operations. Management believes that its interpretation of the Company's tax obligations is
             substantially in compliance with the current legislation.
             Accordingly, any changes in the tax treatment of these operations will result in new legislation or interpretative rulings on the part of the tax authorities.

       e. Contingencies Related to Anatel and the State Government of Sao Paulo

             As a result of the inconveniences caused to the telephone system users by the telecommunications carriers, on July 3, 1999, the implementation date for the new domestic dialing system, Embratel was officially notified by Anatel to pay a fine related to the period when the carriers implemented the change in dialing codes.

             The Company filed suit contesting the validity of the fine and, on
             April 24, 2001, despite the favorable opinion from the prosecutor's office, the lower court decision was announced, ordering the
             Company to pay the fine, but favoring the Company's request for lowering the amount from R$55,000 to R$50,000. The Company appealed to the Court against this decision and obtained a preliminary judicial injunction which may guarantee the non-payment of the fine while discussing this matter at the second court level.

             Based on the same facts, the State of Sao Paulo and the Consumer
             Protection Foundation (Procon) filed a public civil action at the
             14th Court of Public Finances of the State of Sao Paulo. On March
             30, 2000, a lower court decision was announced, ordering the
             Company and the local carrier to pay a fine of R$30,000 and to reimburse the users of telephone services in the State of Sao Paulo for the phone calls made from July 3 to 12, 1999. The Company filed an appeal against this decision and is currently awaiting the outcome.

             The Company's management and its legal counsel consider that the probability of loss in these cases is only reasonably possible and consequently no loss provision was recorded in the financial statements.

       f. Other judicial claims

             The subsidiary Embratel is a defendant in two judicial claims against the Company for payment of indemnities for alleged unsettled contractual charges.

             Considering the current status of the lawsuits and the arguments presented by legal counsel, the Company evaluates the probability of loss in such claims as probable and has recorded a loss provision in the amount of R$6,500 in the financial statements.

             The subsidiary Embratel is also a defendant in two judicial claims against the Company for payment of amounts arising from
             interconnection agreements with two local operators, which totaled, approximately, R$520,200. This amount relates to disputed amounts from 2000.

             Regarding the lawsuit filed in Rio de Janeiro, any current disputed amounts are now being deposited in court. The Company has already deposited the total of R$83,111 related to the months from August,
             2002 to March, 2003. In the judicial claim filed by the other local operator, the Court has still not evaluated the request made to force the Company to pay currently disputed amounts, and the only deposit made was of R$47,315 concerning the invoices which were due last October.

             Considering the terms of the agreements and legal arguments that support the Company's position, as well as the counter-claims that the Company has against these companies, and also considering the initial phase of both claims, the Company and its legal counsel evaluate the probability of loss in these causes as possible, thus no provision was recorded in the financial statements.

22. ACTUARIAL LIABILITIES - TELOS

      Telos - Fundacao Embratel de Seguridade Social, a closed private pension fund, is a legal entity under private law, with the objective of providing pensions, assistance and non-profit activities, with administrative and financial independence, based in Rio de Janeiro. It was founded by the subsidiary Embratel on August 1, 1975.

      Embratel sponsors two benefit plans in the forms of a defined benefits plan and a defined contributions plan, as well as a medical health care plan for retired employees who are participants of the defined benefits plan, all managed by Telos. The rate of contribution to the first plan
      (the defined benefits plan) for the years of 2003 and 2002, is 19.8% of the participation salary of the active participants in this plan (16 participants on March 31, 2003).

      Subsequent to the privatization, the Company created a defined contributions plan, through Telos, which was reviewed and approved by the
      Brazilian Federal Government on November 19, 1998. Subsidiary Star One
      also became a sponsor effective November 1, 2000. All newly hired employees automatically adhere to the new plan and no further admittance to the defined benefits plan is allowed. For the defined contributions plan, the sponsor's contribution ranges from 3% to 8% of the participants'
      applicable salary, in addition to the extraordinary contribution, provided in the plan's by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death of the participant in activity.

      On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between the subsidiary and Telos, and approved by the Brazilian pensions regulatory authority ("Secretaria de Previdencia Complementar"). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contributions plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets in the month as to which they refer based on the variation of IGP-DI plus 6% p. a., whichever higher. As of
      March 31, 2003, the outstanding balance payable to Telos amounts to
      R$158,691 (R$189,098 on December 31, 2002).

      Upon the issuance of CVM Deliberation No. 371, on December 13, 2000, which approved the IBRACON pronouncement on accounting for employee benefits, new accounting guidelines for recording and disclosure of the effects arising from employee benefit plans were instituted and presented in the sponsors' financial statements..

      The above mentioned previdenciary pension plan and medical health care plans sponsored by subsidiaries Embratel and Star One are the only post-employment benefits granted to employees.

      Consequently, on December 31, 2001, the subsidiary Embratel recorded an additional liability in the amount of R$193,424 (effect in Company -
      R$191,050) against shareholders' equity in the form of a prior period adjustment. On March 31, 2003, that liability amounted to R$220,097
      (R$213,857 as of December 31, 2002).

      Statement of changes in actuarial liabilities:

Actuarial liabilities as of December 31, 2002                    402,955
                                                               ---------
Charges and interests on actuarial liabilities                    21,860
Payments made in the period (defined contribution plan)          (46,027)
                                                               ---------

Actuarial liabilities as of March 31, 2003                       378,788
                                                               =========
Current                                                           68,209
                                                               =========
Noncurrent                                                       310,579
                                                               =========

Main actuarial assumptions used at balance sheet date:

a. Economic assumptions:

      (i)     Discount rate for present value of actuarial liabilities     Inflation + 6.0% p.a. = 11.3% p.a.
      (ii)    Expected rate of returns for plan assets                     Inflation + 6.0% p.a. = 11.3% p.a.
      (iii)   Average salary increases, INSS benefit
                   growth and plan benefit                                 Inflation + 0.0% p.a. = 5.0% p.a.
      (iv)    Long term annual inflation rate                              5.0% p.a.
      (v)     Wage and benefits capacity                                   0.98 (1)
      (vi)    Health care cost trend rate                                  Inflation + 5.35% p.a. (2) = 10.6% p.a.

(1)           The wage and benefits capacity factor aims to reflect the monetary loss of the amounts verified on the date of evaluation,
              considering the periodicity and indexes used to recover losses due to inflation.
(2)           Decreasing to Inflation + 2.70% p.a. after 44 years.

      b. Other assumptions:

     (i) Table of general mortality rate UP-94 rated up to 4 for males and females (ii) Table of mortality rate of disability IAPB-57 (iii) Table of entry into disability Mercer table of entry into disability (iv) Turnover
     Not used

23. SHAREHOLDERS' EQUITY

      a. Capital Stock

         The authorized capital on March 31, 2003 and December 31, 2002 is comprised of 700 billion common or preferred shares. The subscribed and fully paid-in capital stock amounts to R$2,273,913 at the end of the first quarter of 2003. It is comprised of 334,399,028 thousand shares without par value, held (in-batches of one thousand shares) as follows:
         124,369,031 common shares and 210,029,997 preferred shares. The book value per share (batches of one thousand shares, expressed in reais) as of March 31, 2003 and December 31, 2002, amounts to R$14.15 and
         R$14.11, respectively.

         As of June 29, 2001, Startel Participações Ltda., which held 19.3% of the Company's capital stock, transferred 2,350,575 common shares (in thousands of shares) to a new shareholder, New Startel Participações
         Ltda., which now holds 0.7% of the Company's capital stock.

      b. Income Reserves

         Legal Reserve

         The constitution of this reserve is mandatory based on 5% of net annual income up to the limit of 20% of the paid-up capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated deficits.

         Unrealized Earnings Reserve

         This reserve apparently originated from the Telebras spin-off (Note 1), and results from net gains on the monetary restatement of the balance sheet and from the equity pick up of investments. The reserve is realized when dividends are received from the subsidiaries, or to complement minimum dividends due to preferred shareholders.

         Since Law No. 10,303/01 became effective, the Unrealized Earnings
         Reserve has been constituted by the amount of the statutory dividend, calculated according to the terms foreseen in article 202 of the referred Law and the Company's by-laws, which exceeds the net earnings for the period. Therefore, the amounts constituted from the issuance of
         Law No. 10,303/01 now represent the postponed dividend itself, instead of its base for realization.

         In connection with Circular Letter CVM/SEP/SNC No. 01/2003, of January
         16, 2003, the Unrealized Earnings Reserve balance which originated under the old criteria will keep its original characteristics, i.e., the realized amount will compose the base for calculation of dividends.

      c. Treasury Shares

         As of March 31, 2003, the Holding Company held 1,769,667 thousand of its own preferred shares in, at a weighted average cost of R$23.53 per thousand shares. During the first quarter of 2003, there were no sales of treasury shares.

         The market value per lot of 1,000 preferred shares at the end of the first quarter of 2003, expressed in reais, was R$3.37.

      d. Dividends and Interest on Capital

         The preferred shares are non-voting, except under certain limited circumstances. They are entitled to (i) a minimum non-cumulative dividend of 6% per annum on the amount resulting from the division of the subscribed capital by the number of shares, or (ii) a dividend 10%
         higher than that paid to each ordinary share, whichever is the higher
         (Company's by-law alteration on December 30, 2002), and have priority in relation to the common shares in the event of liquidation of the
         Company.

         According to the Company's by-laws, dividends must be distributed for each fiscal year ended December 31. These dividends must be at least
         25% of the adjusted net income. Dividends are calculated according to the Company's by-laws and in accordance with the corporate law. The proposed dividends are appropriated at year-end.

         The subsidiary Embratel recorded, as of December 31, 2002, R$29,982 of interest on capital (receivable) and R$27,070 of dividends
         (receivable), credited by subsidiary Star One. Because of that, the retained earnings of subsidiary Star One were fully allocated to its shareholders.

      e. Retained Earnings

         Retained earnings were destined to permanent investments of the
         Company, duly documented in a budgetary appraisal approved by
         Management, as foreseen in Article 196 of the Corporate Law and in
         Article 8 of CVM Instruction No. 59, of December 22, 1986.

      f. Stock Option Plan

         The stock option plan was approved at the General Meeting of
         Shareholders held on December 17, 1998 and is regulated by the
         Management Commission on stock option plan, within the limits of its authority.

         The contracts issued in 2001 grant directors and employees the option of acquiring preferred shares at market value on the grant date at the rate of 25% in each period, the first being after an eight-month period from the date the option was granted, and the other every January after
         2003. The options must be exercised within 10 years of the grant date.
         Until the third quarter of 2001, the market value at grant date was restated by the General Market Price Index (IGP-M) until the exercise date, with exercise proportional to 33.33% in each base-period, after one year as from the grant date, also within the limit of 10 years.

         The contracts issued in 2002 and 2003 grant directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, at the rate of 1/3 (one third) in each period, after one year as from the grant date, and within the maximum limit of 10 years.

         The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends. The summarized information on the plan is as follows:

Number of preferred share purchase options (thousands of shares)-
     Open options as of December 31, 1999                                                    1,762,667
     Options offered in 2000                                                                 2,048,265
     Options exercised in 2000                                                                (122,700)
     Options sold in 2000                                                                       (4,800)
     Options cancelled in 2000                                                                (130,000)
                                                                                        ---------------
     Open options as of December 31, 2000                                                    3,553,432

     Options offered in 2001                                                                 3,106,904
     Options sold in 2001                                                                      (13,333)
     Options cancelled in 2001                                                                (382,292)
                                                                                         --------------
     Open options as of December 31, 2001                                                    6,264,711

     Options offered in 2002                                                                  2,097,333
     Options cancelled in 2002                                                                 (477,615)
                                                                                         --------------
      Open options as of December 31, 2002                                                    7,884,429

     Options offered in 2003                                                                     13.000
     Options cancelled in 2003                                                                 (317.625)
                                                                                         --------------
     Open options as of March 31, 2003                                                        7,579,804
                                                                                         ==============
Weighted average exercise price of the purchase options
     on March 31, 2003 (per thousand shares, expressed in reais)                                  5.33
                                                                                         ==============

      g. Reconciliation of Loss of the Company to those of the Consolidated
Financial Statements

         As of March 31, 2003 and 2002, the reconciliation between the Company's net loss for the period and the Consolidated net loss is as follows:

                                                                                               March 31,
                                                                                           2003        2002
                                                                                           ----        ----

         Company                                                                         10.695     (36.615)
         Recognition of the effects of other subsidiaries
               in the subsidiary Embratel                                                   (27)        175
                                                                                      ----------  ----------

         Consolidated                                                                    10.668     (36.440)
                                                                                      ==========  ==========

24. TRANSACTIONS WITH RELATED PARTIES

      After the privatization, the major transactions with related parties started being carried out with WorldCom, under normal market conditions for these types of operations. Balances receivable and payable as of March
      31, 2003 and December 31, 2002, resulting from such transactions, are as follows:

                                                                             Company                  Consolidated
                                                                     ----------------------      ----------------------
                                                                       March       December        March      December
                                                                     31, 2003      31, 2002      31, 2003      31, 2002
                                                                     --------      --------      --------      --------
      ASSETS

      Current-
         Foreign telecommunications operators
            (telephony traffic)-
            WorldCom                                                        -             -        62,450       86,379
            Other                                                           -             -           303            -

      LIABILITIES
      Current-
         Foreign telecommunications operators
            (telephony traffic)-
            WorldCom                                                        -             -        76,053       66,050
            Proceda                                                         -             -            24          167
            Other telecom companies                                         -             -         2,227        1,980
         Management fee - WorldCom                                          -             -         3,940       92,871
         Other liabilities - WorldCom                                       -             -         4,125        3,800

                                                                             Company                  Consolidated
                                                                     ----------------------      ----------------------
                                                                       March       December        March       December
      INCOME STATEMENTS                                              31, 2003      31, 2002      31, 2003      31, 2002
                                                                     --------      --------      --------      --------
         Net operating revenues-
         International traffic WorldCom                                     -             -        29,081        25,537

      Cost of services-
         International traffic WorldCom                                     -             -       (21,352)      (17,934)
         Proceda                                                            -             -        (5,599)       (4,973)
         Embratel Americas                                                  -             -          (217)         (979)
         Other                                                              -             -             -          (186)

      General and administrative expenses-
         Management fee - WorldCom                                          -             -        (3,417)       (9,003)
         Other WorldCom                                                     -             -             -             -

      Financial expenses-
         Management fee exchange variation                                  -             -         2.365            98

      Under the terms of the concession contract with Anatel and as approved by the shareholders on November 18, 1998, in the three-month periods ended
      March 31, 2003 and 2002, the amounts of R$3,417 and R$9,003, respectively, were charged to General and Administrative Expenses for consulting services rendered by WorldCom International, Inc., a subsidiary of
      WorldCom.

25.      INSURANCE

      The Company's Management considers that all assets and responsibilities of significant values and risks are covered by insurance policies.

26. FINANCIAL INSTRUMENTS

      a. Miscellaneous

         The subsidiary Embratel carries out transactions with financial instruments designed to reduce the exposure to risks of fluctuation in currency and interest rates, which usually involve swap of indices and/or earnings/interest rates of cash equivalents and marketable securities and loans. The management of such risks is conducted by means of a hedge policy, based on measuring the Company's financial risk using the VaR (Value at Risk) factor.

      b. Swap - Interest and Currency

         The subsidiary Embratel used derivative operations to protect against the variation of foreign currency loan principal and interest against the Real. The par values of such operations, at the end of the first quarter of 2003 and at the end of 2002, totaled R$760,604 and
         R$1,492,801, respectively, and were not recorded in the balance sheet.

         The gains and losses on such operations result from differences of variations in contracted indices, and are recorded on an accrual basis under Interest Income (Expense).

      c. Criteria, Assumptions and Limitations in Market Value Calculations

          -  Cash and Cash Equivalents, Trade Accounts
                   Receivable and Accounts Payable - Current

         The balances per books approximate market value because of the high turnover of these instruments.

-        Deferred Taxes - Assets and Liabilities

         The market value was calculated through the discount of projected cash flows, indexed by the TJLP (a Brazilian benchmark long-term interest rate).

-        Loans and Financing and Swap (Hedge)

         The market value is calculated through the present value of the projected cash flows related to each instrument and maturity dates, using current interest and exchange rates for similar instruments in financial markets.

-        Limitations

         The market values are calculated on a specific date, based on relevant market and financial instrument information. The changes in assumptions may significantly impact such estimates.

         The financial instruments, including short-term amounts, which are recorded at amounts different from market values, are summarized below:

                                                                                Consolidated
                                                            --------------------------------------------------------
                                                                March 31, 2003                 December 31, 2002
                                                            -------------------------      -------------------------
                                                               Book            Market           Book          Market
                                                              value            value          value          value
                                                            ---------        ---------     ---------       ---------
            Deferred and recoverable taxes                  1,698,722        1,119,449     1,623,474       1,083,249
                                                            ---------        ---------     ---------       ---------

            Assets                                          1,698,722        1,119,449     1,623,474       1,083,249
                                                            =========        =========     =========       =========

            Taxes and contributions                           326,516          305,392       307,841         282,868
            Loans and financing                             4,711,813        4,434,132     5,391,294       4,547,315
            Swap/Hedge                                       (141,605)        (116,079)    (499,359)       (323,535)
                                                            ---------        ---------     ---------       ---------

            Liabilities                                     4,896,724        4.623,445     5,199,776       4,506,648
                                                            =========        =========     =========       =========

27. VOLUNTARY DISMISSAL PROGRAM

      The subsidiary Embratel completed, in the first half of January 2003, a
      Temporary Dismissal Program, with granted financial, assistance and social incentives.

      The Program, initiated in December 2002, was destined to employees who were already retired through INSS and those who were entitled to retire, proportional or integrally, through INSS or Telos.

      In order to implement this Program, the subsidiary Embratel set up a provision, in December 2002, in the approximate amount of R$20,000.

28. TRANSLATION OF THE REPORT ORIGINALLY ISSUED IN PORTUGUESE

      The accompanying financial statements are presented on the basis of accounting practices established by the corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform to accounting principles generally accepted in other countries.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE AS OF AND
FOR THE FIRST QUARTER OF 2003 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR
--------------------------------------------------------------------------------------------------------------------------------------

Net Revenues

Voice Services

Embratel is focused on enhancing the growth of profitable revenues. Coordinated actions involving collection strategies (including blocking lines, co-billing, internet and automatic bill payment) and targeting clients with appropriate services and calling plans are being refined to optimize returns. Certain activities, such as blocking lines due to fraud or delinquency, induce reductions in revenues while increasing the profitability of Embratel's revenues.

Domestic Long Distance

Profitable revenues trend continues

Net domestic long distance revenues in the first quarter of 2003 were R$955 million representing a decline of 5.6 percent from the previous 2002 quarter and
14.7 percent year-over-year. On a quarter over-quarter basis the decline is explained largely by seasonal factors (fewer business days and holidays) as well as by the effect of blocking of delinquent and fraudulent lines.

Average domestic long distance revenue per minute in the first quarter of 2003 rose 6.2 percent year-over-year and 8.5 percent compared to the prior quarter, reinforcing our focus on profitable revenues.

International Long Distance

Continued stability

International long distance revenues were R$226 million in the first quarter of
2003 representing a 3.0 percent decline from the previous quarter. Seasonal factors as well as competition contributed to this outcome. Compared to the first quarter of 2002, international revenues were stable, mostly due to the positive impact of stronger inbound revenues.

Data Communication Services

Circuit growth continues to be strong

Embratel data communications revenues (data & Internet and wholesale) were R$455 million in first quarter of 2003, representing a 1.1 percent increase relative to the first quarter 2002. Compared to the previous 2002 quarter when data revenues benefited from services provided in the presidential elections, data revenues declined 3.3 percent.

Data market trends in the first quarter of 2003 did not vary substantially from the previous quarter. Price reductions for Internet services continues. Contract renewals during the quarter started to incorporate price inflation adjustments.
Circuit growth expressed in 2Mbit equivalent units grew 47.9 percent year-over year and 10.3 percent when compared to the fourth quarter of 2002.

Embratel continues to invest in access for data services. Digital copper wire networks, Acesso Digital Embratel (ADE), are being extended replacing expensive third party leased lines with our own networks. Over 40 digital metallic networks have been built, of which 13 were finished in the first quarter of
2003. Clients are being migrated from third party to our own access networks, thereby reducing our cost of services.

Local Services

Embratel's local services continue to expand. In total, 70 cities, including all state capitals, are covered by Embratel's local services. By the end of first quarter 2003, more than 800 contracts had been signed as medium, large and government clients are attracted by finally having a choice for local services.

As Brazil's premium telecommunications provider, Embratel has been able to attract new local service customers by extending its superior quality and reliability into the local market, attracting both traditional data and long distance customers as well as new. Attributes of its local services include competitive pricing, detailed local call billing and specialized customer support.

Embratel is currently the only telecommunications company providing corporate local services in all regions of Brazil.

EBITDA

EBITDA was R$369 million in the first quarter 2003 representing a 16.7 percent increase relative to an EBITDA of R$316 million in fourth quarter of 2002 and a
13.6 increase over the same period of the previous year. EBITDA margin rose by
3.9 percentage points reaching 21.6 percent in the first quarter 2003. The primary reasons for this growth were improved collections, lower interconnection costs and reduced billing expenses (third party services).

Allowance for doubtful accounts dropped for the fifth consecutive quarter to
R$106 million, or 4.9 percent of gross revenues (6.2 percent of net revenues).
This is a significant reduction when compared to the fourth quarter of 2002 when provision for doubtful accounts represented 6.1 percent of gross revenues (7.7 of net revenues). It shows that Embratel's actions to improve collections, focus on profitable revenues and target clients with specific calling plans are producing returns. In absolute terms, provision for doubtful accounts dropped
22.8 and 38.9 percent quarter-over-quarter and year-over-year, respectively.

Also continuing to contribute to the improvement in EBITDA is the relative reduction in interconnection costs. Directing more and more traffic to
Embratel's own network which include PPI construction and also other telco management efficiencies, have helped to keep this major cost item down. In the quarter, we added 24 PPIs.

Overall third party services dropped from 15.5 to 13.6 percent of net revenues.
Continued pro-active actions, such as self-enveloping bills, combined with increased usage of co-billing (lower printing and banking fees and postage expenses) have helped to reduce overall billing costs. In addition, Anatel has mandated reductions in co-billing rates, further reducing overall billing costs.

EBIT

In the first quarter 2003, EBIT was R$77 million increasing from R$15 million in the previous quarter, evidencing the improvement in the company's operating performance. Compared to the first quarter of 2002, EBIT rose 47.8 percent.

Net Income

First quarter net income was R$11 million

In the first quarter of 2003, net income was R$11 million compared to a net income of R$112 million in the fourth quarter of 2002 and a loss of R$36 million in the same period of 2002. In addition to the improvement in EBIT, bottom line was positively impacted by the currency parity on the company's foreign currency non-hedged debt. In the quarter, we made a one-time payment of R$39 million relative to the settlement of a tax contingency due to income tax on remittances to foreign telecommunications companies, as described in Note 21 of the financial statements if the referred quarter. Without this one-time charge, net income in the first quarter 2003 would have been R$37 million.

Financial Position

2003 and first half of 2004 financing is concluded.  R$314 million of debt repaid during the quarter

On March 17, 2003, the Company closed its financing program, rolling over debt maturing in 2003 and the first half of 2004. The purpose of this financing program was to: (1) reduce the Company overall debt; (2) eliminate refinancing risk in 2003; and (3) reduce financing requirements in 2004. The Company has achieved these three objectives.

The extended maturities will ensure that the Company continues to invest in quality services and networks to serve corporate, government and residential customers. The financing program essentially eliminates te Company's refinancing risk in 2003 and reduces its financing requirements in 2004. The Company has retained the ability to prepay debt from excess cash flow or new debt as market conditions improve. The conclusion of this financing program improves the
Company's overall credit standing and puts it in a stronger financial position.
Embratel has also maintained the operational flexibility it needs to implement its business plan.

Following the closing, a few other financial institutions joined the program under the same conditions and as a result the total amount of the financing rose from US$861 million (R$2,889 million) to US$882 million (R$2,957 million).
Approximately US$306 million (R$1,057 million) of debt matured in the first quarter of 2003. Net debt amortized during the quarter was US$93 million (R$314 million).

The Company's hedged debt/currency profile is presented in Exhibit 11 below.

The short-term debt reflected above does not include the full benefit of the financing program. Even though contracts have been entered into that require extension of maturities on the debt, the reclassification from short-term to long-term debt only occurs at the time of the original loan maturity.

The Company ended the first quarter of 2003 with a cash position of R$526 million. In addition, at the end of the quarter, R$75.8 million of cash was reflected in Other Current Assets as this amount was applied as a temporary guarantee which was subsequently liquidated in early April. The decline in cash is associated with debt repayment and other settlements. Total outstanding debt is R$4.6 billion, of which R$1.9 billion is short term debt.

Accounts Receivables

The Company's net receivable position on March 31, 2003 was R$1.5 billion an improvement of more than R$90 million relative to the previous 2002 quarter. The voice aging profile has continued to improve: approximately 72.4 percent of net voice receivables were current at the end of the first quarter of 2003 compared to 67.9 percent at the end of December 2002. Days sales outstanding, based on net receivables, was 62 in first quarter 2003, down from 67 and 73 in fourth quarter 2002 and first quarter 2002, respectively.

CAPEX

Total capital expenditures in the quarter were R$86 million. The breakout of this expenditure is the following: local infrastructure and access - 10.7 percent (including PPIs); data and Internet services - 46.8 percent; network infrastructure - 7.4 percent, others - 18.8 percent and Star One - 16.3 percent.
The bulk of the investments included in "others" are investments in IT and in switches.

Regulatory

February 27, as part of an administrative process submitted by Embratel, the
Antitrust Agency (CADE) adopted a landmark preventive decision against
Telefonica on the grounds that the possibility of price discrimination of leased lines for local access would constitute an anti-competitive practice prohibited by law. CADE concluded that irreparable damage to market competition could occur and among a variety of measures it required Telefonica to immediately stop such practice, as well as to provide ample disclosure of prices and discounts practiced for such services. Telefonica has appealed before CADE, the decision continues to be in effect.

A month later, and based on a different process also submitted by the Company,
Anatel adopted a similar preventive action against Brasil Telecom on the same grounds, that is, the possibility of price discrimination of leased lines for local access would constitute an anti-competitive practice prohibited by law. In addition to the preventive measures imposed by CADE on Telefonica, Anatel required Brasil Telecom to charge the Company the same price for leased lines than the best price offered to any of its customers. Brasil Telecom has appealed before CADE and requested and obtained an injunction from a Court of Law. We expect the injunction to be lifted soon after Anatel submission of additional information required by the Judge or after CADE's final decision.

These actions mark the first time the Brazilian regulators have explicitly acted on behalf of competition in telecommunications.

                                    - - x - -

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is uniquely positioned to be the country's only true national local service provider for corporates. Service offerings: include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South
America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

-----------------------------------------------------------------------------------------------------------------------------------
EMBRATEL PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS OF THE SUBSIDIARY
EMPRESA BRASILEIRA DE TELECOMUNICACOES S.A. - EMBRATEL
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002
 (In thousands of Brazilian reais, except for share data)
---------------------------------------------------------------------------------------------------------------------------------------

                                                                                     March 31,
                                                                                    2003          2002
                                                                            ------------  ------------
GROSS OPERATING REVENUE

Telecommunications services                                                   2,181,691     2,371,797
Gross revenue deductions                                                       (472,949)     (519,667)
                                                                            ------------  ------------

Net operating revenue                                                         1,708,742     1,852,130
Cost of services                                                             (1,156,074)   (1,251,548)
                                                                            ------------  ------------

Gross profit                                                                    552,668       600,582
                                                                            ------------  ------------

OPERATING REVENUES (EXPENSES)                                                  (474,255)     (547,549)
                                                                            ------------  ------------

Selling expenses                                                               (207,109)     (282,658)
General and administrative expenses                                            (270,717)     (266,380)
Other operating revenues, net                                                                                                                                ------------  ------------
                                                                                  3,571         1,489
                                                                            ------------  ------------

OPERATING INCOME BEFORE INTEREST                                                 78,413        53,033
Interest expense                                                                 (9,159)      (99,956)
                                                                            ------------  ------------

OPERATING INCOME (LOSS)                                                          69,254       (46,923)
Other non-operating income (expense), net                                       (39,506)        2,071
                                                                            ------------  ------------

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST                                 29,748       (44,852)
Income tax and social contribution on profits                                   (12,103)       11,209
Minority interest                                                                (6,857)
                                                                            ------------  ------------
                                                                                               (3,406)

NET INCOME (LOSS) FOR THE PERIOD                                                 10,788       (37,049)
                                                                             ===========  ============

QUANTITY OF OUTSTANDING SHARES (IN THOUSANDS)                                 4,723,844     4,723,844
                                                                            ============  ============

NET INCOME (LOSS) PER THOUSAND SHARES IN R$                                        2.28         (7.84)
                                                                            ============  ============

---------------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.